FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Medium-term Management Outlook

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 10, 2006

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                         No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2006

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Director Senior Executive Managing Officer Chief Financial Officer

May 10, 2006

To Whom It May Concern:

Mitsui & Co., Ltd.

Mitsui & Co., Ltd. — Medium-term Management Outlook

Mitsui & Co., Ltd (“Mitsui”) has released Overview of Medium-term Strategic & Financial Plan Global Growth 2006 and Medium-term Management Outlook - Mitsui’s business and financial vision 3-5 years ahead.

For further information, please contact

Investor Relations Division Mitsui & Co., Ltd. Tel: +81-3-3285-7910 Fax: +81-3-3285-9819 E-mail: infoTKADZ@mitsui.com

Copyright(C) Mitsui & Co., Ltd. 2006
Overview of Medium-term Strategic & Financial Plan
Overview of Medium-term Strategic & Financial Plan
Global Growth 2006
Global Growth 2006
&
&
Medium-term Management Outlook
Medium-term Management Outlook
Mitsui’s business and financial vision 3-5 years ahead
Mitsui’s business and financial vision 3-5 years ahead
Mitsui & Co., Ltd.
Mitsui & Co., Ltd.
May 10, 2006
May 10, 2006
A Cautionary Note on Forward-Looking Statements:
This material contains statements (including figures) regarding Mitsui & Co., Ltd. (“Mitsui”)’s corporate strategies, objectives, and views of future developments that are forward-
looking in nature and are not simply reiterations of historical facts. These statements are presented to inform stakeholders of the views of Mitsui’s management but should not be relied on solely in making investment and other decisions. You should be aware that a number of important risk factors could lead to outcomes that differ materially from those presented in such forward-looking statements. These include, but are not limited to, (i) change in economic conditions that may lead to unforeseen developments in markets for products handled by Mitsui, (ii) fluctuations in currency exchange rates that may cause unexpected deterioration in the value of transactions, (iii) adverse political developments that may create unavoidable delays or postponement of transactions and projects, (iv) changes in laws, regulations, or policies in any of the countries where Mitsui conducts its operations that may affect Mitsui's ability to fulfill its commitments, and (v) significant changes in the competitive environment. In the course of its operations, Mitsui adopts measures to control these and other types of risks, but this does not constitute a guarantee that such measures will be effective.

Copyright(C) Mitsui & Co., Ltd. 2006
68.4
121.1
202.4
100
7.5%
11.6%
14.5%
9.0%
04/3 05/3 06/3 Mid-term Plan
Net income
ROE
Review of Mid-term Plan 2006
Review of Mid-term Plan 2006
Nearly all segments expanded earning base supported by global economic growth
Current assets grew as transactions increased; Investment in mineral resources, energy and infrastructure projects led to an increase in total assets
Shareholders’ equity increased, ROE improved and Net DER declined
Forex
rate (¥/US$)
Oil price-(US$/bbl)
110
50
105
27
113
29
108
36
Iron ore price-(US$/DLT)
(representative price of fine ore)
19 23 39 23
(announced in May 2004)

Copyright(C) Mitsui & Co., Ltd. 2006
100.1
200.1
146.4
-134.2
-224.0
-347.3
-34.1
-23.9
-200.9
Operating C/F Investment C/F
Free C/F
Overview of Mid-term Plan
Overview of Mid-term Plan
3.17
3.54
4.42
2.93
1.12
3.82
3.57
4.75
3.32
1.68
2.77
3.36
3.93
2.38
0.96
Current
assets
Investments
Other assets
Other
Liabilities
Shareholders’
equity
*(2.65)
*(2.72)
*(2.83)
04/3 04/3 06/3 06/3 05/3 05/3
Total assets   ¥6.7 trn
Equity         ¥0.96 trn
Net DER         2.8 X
(*) Figures in brackets in interest-bearing debt are “net interest-bearing debt”, which is interest-bearing debt minus cash and cash equivalents and time deposits.
04/3 05/3 06/3
Balance Sheet
(¥ trillion)
Cash Flow
(¥
billion)
Total assets   ¥7.6 trn
Equity         ¥1.12 trn
Net DER         2.4  X
Total assets   ¥8.6 trn
Equity         ¥1.68 trn
Net DER         1.7  X
Interest-
bearing debt

Copyright(C) Mitsui & Co., Ltd. 2006
-32.5
-45.9
-24.2
11.3
29.0
41.2
13.4
17.5 20.9
30.6
11.6
19.4
42.8
40.9
18.7
35.4
54.7
11.4
12.1
4.8
11.8
32.0
11.8
11.0
5.5
24.4
-6.9
-3.2
10.6
10.6
04/3 05/3 06/3
Net Income by Operating Segment: Year Ended March 2006
Net Income by Operating Segment: Year Ended March 2006
(¥-billion)
06/3: Main Factors of Year-on-Year Changes
68.4
121.1
202.4
Iron & Steel Products
Strong markets for steel tubular products and steel sheets/plates for automobiles and shipbuilding
Iron & Steel Raw Materials and Non-Ferrous Metals
Iron ore and coal prices up, impairment  losses at Mitalco
Machinery & Infrastructure Projects
Strong performance in auto-related and power generation businesses
Chemical
Strong ammonia market, lower DPF related charges ( 36bn 9bn)
Energy
Rise in crude oil price,  increase in interest expense on Sakhalin II,
Arcadia sold, decrease in profit from domestic subsidiaries, increase in tax expenses on dividends from subsidiaries
Foods & Retail
Impairment losses at MITSUI FOODS, Gain from 7&i shares exchange
Lifestyle, Consumer Service, Information,
Electronics and Telecommunication
Strong performance of NextCom and Telepark, dividend from overseas cell phone business
Logistics & Financial markets
Increase in equity in earnings of Mitsui Leasing
Overseas
Strong performance of Australian iron ore subsidiaries
All Others / Adjustments and Eliminations
Decline in valuation allowance for deferred tax assets; Increased gains on sale of corporate real estate

Copyright(C) Mitsui & Co., Ltd. 2006
16.5
9.1
40.1
65.9
94.2
130.8
206.9
265.8
17.5
04/3 05/3 06/3
Operating Income (=Gross Profit - SG&A Expenses)
Equity in Earnings of Associated Companies (Net)
Financial Profit (=Interest Expense, Net of Interest Income +
Dividend Income)
Earning Power: Year Ended March 2006
Earning Power: Year Ended March 2006
(¥-billion)
188.4
369.1
289.3
Gross profit and equity in earnings
of associated companies up in
nearly all segments
Interest expenses increased due to
Sakhalin II and other investments
etc, and higher US$ interest rates
Earning Power has nearly doubled between 04/3 and 06/3
Note:
• Earning Power = Operating Income + Financial Profit + Equity in Earnings of Associated Companies (Net)
• Figures from 04/3 to 05/3 have not been reclassified in line with SFAS144.
• Net financial Revenues of certain subsidiaries engaged mainly in consumer financing are presented as gross profit from 05/3, and are presented as interest income-net for 04/3.

Copyright(C) Mitsui & Co., Ltd. 2006
Overview of Mid-term Plan: Key Points
Overview of Mid-term Plan: Key Points
• Continuous Review of our Business Portfolio
– Active investment focused on Core areas and other Key areas
– Significant improvement in net income of subsidiaries and associated companies, but total of net losses of unprofitable companies exceeded the target
• Evolution of our Business Models Leveraging Business Engineering Capabilities
– Acquired BS digital broadcast license, planning mobile phone-based internet service with TBS
– Expanding comprehensive business alliance with 7&i Holdings
– Expanding outsourcing businesses such as Quintiles Transnational Japan K.K., and Moshi-
Moshi Hotline
• Implementation of Global Strategy
– Implementation of Asian Regional Managing Directorship, established product/service-based
Business Division System in Europe, established three trading companies for wholesale trade in
China
• Reinforcement of Management Framework to Support Further Growth
– Compliance with SOX 404,  Reorganization of corporate staff divisions
– Ensuring a thorough compliance awareness, based on the lessons learnt from the DPF incident

Copyright(C) Mitsui & Co., Ltd. 2006
Completed investment of ¥680 billion over 2 years
(vs. plan ¥500 billion)
Investment Plans
Investment Plans
(¥
billion)
Reinforcing mineral resources & energy businesses
Developing new businesses in growing markets
Expanding the stable earnings base
Note: The ¥70 billion difference between the total investment over two years and the investments in projects noted above is accounted for by investments in other areas.
05/3 06/3 Total
LNG-Oil Sakhalin II-Enfield-Equatorial Guinea, etc.
150     120     270
Iron Ore, Coal, Nickel, etc.
20    40     60
Infrastructure   - IPPs/Water supply etc.
70    90 160
IYG-TBS-Quintiles, etc.
20    100     120
TOTAL
260   420     680

Copyright(C) Mitsui & Co., Ltd. 2006
Operating Results of Subsidiaries and Associated Companies
Operating Results of Subsidiaries and Associated Companies
(¥-billion)
94.3
94.0
115.7
261.3
184.9
-47.3
-71.1
-53.4
-34.5
-62.2
150.4
199.1
47.0
22.9
62.3
02/3 03/3 04/3 05/3 06/3
Loss from   loss-making businesses
Income from   profitable businesses
Net
c
06/3
•
Combined total net income increased by approx. ¥50
billion to ¥199.1 billion
•
Total losses from loss making businesses increased by
¥27.7 billion to ¥62.2 billion
Mitalco
- ¥14.5 billion
Impairment losses on plant facilities reflecting sharp rise in electric power prices
MITSUI FOODS   -
¥10.9 billion
Impairment losses on land & facilities as a result of reorganization of distribution bases
Increase in interest expenses on Sakhalin II, up ¥6.7 billion
(before tax)

Copyright(C) Mitsui & Co., Ltd. 2006
• Reached agreements on responsive measures with all DPF users
• Redeemed 98% of DPFs (as of May 8, 2006)
• Completed compensation of all subsidies
• Thorough training for employees; ‘Compliance Week’ introduced
• Implementation of measures to prevent occurrence of similar incidents — enhanced whistle-blowing mechanism, revised disciplinary systems and applications
DPF
DPF
Incident
Incident
Measures for DPF users; subsidies compensation
Compliance: Awareness and System
Before tax After tax
05/3 ¥36.0 billion             ¥22.0 billion
06/3 ¥9.0 billion ¥5.0 billion
Financial Impact

Copyright(C) Mitsui & Co., Ltd. 2006
Medium-term Management Outlook
Medium-term Management Outlook
Mitsui’s
Mitsui’s
business
business
and
and
financial
financial
vision
vision
3-5
3-5
years
years
ahead
ahead
Manage Our Business Portfolio to Create Value
Build a strategic business portfolio in order to create value that meets the needs of customers and society

Copyright(C) Mitsui & Co., Ltd. 2006
3 – 5 years ahead 06/3                   07/3
Corporate Vision 3-5 Years Ahead
Corporate Vision 3-5 Years Ahead
–
–
Quantitative Summary
Quantitative Summary
300-400
202.4
240
Net Income
ROE
Net DER
Total Assets
Shareholders’ Equity
14.5%
1.69 X
¥8.6 trillion
¥1.7 trillion
Approx. 1.5 X
12-15%
¥10-11 trillion
Free Cash Flow turns positive in 09/3
Net Interest-bearing
Debt
¥2.8 trillion
13.5%
1.58 X
¥9.3 trillion
¥1.9 trillion
¥3.0 trillion
(¥ billion)

Copyright(C) Mitsui & Co., Ltd. 2006
-31.6
-31.0
112.4
144.0
76.0
76.0
31.5
38.0
13.0
14.1
Contributions by Business Area
Contributions by Business Area
3-5 years ahead  06/3                07/3
Categorize four functional business areas,
and develop strategies for each focused on their specific features
Net Income
(¥-billion)
300~400
202.4
240
07/3 & 08/3 investment plans
Approx. ¥ 800 billion
Recycled investment
¥100-200 billion
Mineral Resources
& Energy
Global Marketing
Networks
Consumer Services
Infrastructure
400
50-100
150-200
150
Business Area Investment (¥billion)
20
40~
50
90~
140
150
~
190

Copyright(C) Mitsui & Co., Ltd. 2006
-45.9
-24.2
-30.0
11.5
18.8
33.3
33.1
28.9
25.2
45.5
60.1
43.3
66.9
83.5
-1.5
17.4
26.5
13.2
16.0
14.1
20.3
23.5
18.0
45.1
11.3
11.3
-1.7
-45.9
-24.2
-30.0
29.0
41.2
36.0
10.0
18.0
30.6
30.0
19.4
18.0
40.9
57.0
35.4
54.7
71.0
-6.9
12.1
20.0
11.8
13.4
11.8
17.5
20.9
11.6
42.8
10.0
10.6
-3.2
Year Ending March 2007: Net Income
Year Ending March 2007: Net Income
(¥-billion)
121.1
202.4
240
121.1
202.4
240
05/3 06/3 07/3 05/3 06/3 07/3
Global Base
(by products)
Upstream Mineral
Resources
& Energy
approx. 50%
Non-resources
areas approx. 50%
•
Impairment losses at Mitalco and MITSUI FOODS, and DPF related charges were recorded as one-time charges in 06/3
•
Commodity prices are expected to rise further in 07/3
•
Effective tax rate is expected to decline from 49% in 06/3 to 45% in 07/3
•
Increase in interest expense due to rise in US dollar interest rates and increasing investment
Foods & Retail
Chemical
Iron & Steel Raw Materials
and Non-Ferrous Metals
Energy
Iron & Steel Products
Machinery &
Infrastructure Projects
LS/CS/ Information,
Electronics and
Telecommunications
Logistics & Financial Markets
All other/ Adjustments
& Eliminations
Overseas
breakdown
07/3: Main Factors in Forecast Year-on-Year Changes

Copyright(C) Mitsui & Co., Ltd. 2006
Sensitivity to Commodity Price Fluctuations and Other Risk Factors
Sensitivity to Commodity Price Fluctuations and Other Risk Factors
• Decline in commodity markets, rapid rise in yen, higher interest rates,
07/3 06/3 Impact on Net Income
(Assumption) (Actual) (¥ billion)
Crude Oil/JCC (US$/bbl)            58 50 1.6 (US$1/bbl)
Iron Ore (US$/ton)
-
39(*)
2.7 (US$1/ton)
Coal (US$/ton)
110 125(**) 0.5 (US$1/ton)
Copper (US$/ton) 5,000 3,684(***)
0.25 (US$100/ton)
Forex (¥/US$) 110 113.93 1.6 (¥1/US$)
Interest (Yen) 1.0 (Libor/0.1%)
(*)Representative iron ore price (fine)  (**) Representative metallurgical coal price (***) Yearly average LME price
• Changes in financial markets may cause adverse impact on our access to debt market or our funding cost
• Aggregation of environmental and resources issues may result in changes in industry structure and demand structure
• Country risks including changes in political and legal systems
• Risks arising from schedule delays and operational problems at large scale projects

Copyright(C) Mitsui & Co., Ltd. 2006
Reinforcement of Management Framework to Support Growth
and Inspire the Trust of Society
Key Initiatives
Thorough internal control and compliance
Promote management with a focus on CSR
Nurture and promote human
resources on a global basis
Dynamic allocation of  business
resources
Promote strategic exits and asset
recycling
Accelerate development and deploy
human resources within the group
Development of Strategic
Business Portfolio
Implementation of
Global Strategy
Promote consumer
businesses
Initiatives in new energy
and environment areas
Strengthen strategic
development in Asia
Reinforce initiatives in Brazil
and Russia
Evolution to New Growth
Models Leveraging Business
Engineering Capabilities

Copyright(C) Mitsui & Co., Ltd. 2006
Enhance Overall Group Portfolio Strategy
Enhance Overall Group Portfolio Strategy
Promote strategic exits
Accelerate asset recycling
Refine investment evaluation criteria
Create a thorough awareness of groupwide strategy
Enhance asset liquidity and
financial structure
resilient to changes
in economic environment
Create and re-engineer business portfolio
Optimize allocation of management resources (people + capital)
Portfolio
Management
Committee
Group Business Strategy

MITSUI & CO., LTD.

Oil/Gas
Coal
Iron Ore
Denisovskaya
Sakhalin II
Qatar/UAE El Bunduq
Abu Dhabi LNG
Oman Block 9/MOGJV
Qatar LNG
Sera Gas
Thai/Unocal 1,2,3
Oman LNG
Equatorial Guinea
Enfield
BHP Mitsui
German Creek
Kestrel
Robe River
Moura
Drayton
Bengalla
Yandi
Mt. Goldsworthy
Mt. Newman
CVRD
Iron Ore
Coal
Ferro-Alloy
Non-Ferrous Metals
Other Mineral Resources
LNG/Natural Gas
Oil

- 
- 
- 
-

Copyright(C) Mitsui & Co., Ltd. 2006
Mineral Resources and Energy Area
Mineral Resources and Energy Area
Completion and orderly start-up of large projects under
development including Sakhalin II and Enfield
Expansion of incumbent projects including LNG, Iron ore and
Coal production in Australia
Acquisition of new, quality projects in undeveloped areas etc
Development of bio-mass ethanol and new energy businesses
07/3 and 08/3
Planned Investment
¥400 billion
Net Income
150 ~190
3-5 years ahead
5 years
ahead
250
Our Equity
Share of Output
05/3
Oil/ Gas (bbl/d)
114
06/3
117
07/3
137
50 Iron Ore (Mtpy) 39.5 42.2 44.7
16 Coal (Mtpy)  8.2 6.7 7.6
(¥
billion)
112.4
144.0
06/3 07/3

Copyright(C) Mitsui & Co., Ltd. 2006
Global Marketing Networks Area
Global Marketing Networks Area
• Active investment to enhance and integrate logistics network and SCM functions
• Focus on automobile, IT and energy industries through three regional headquarters including Asia
• Development and deployment of human resources focused on areas of growth
Comprehensive
Strength
IT/FT/LT
SCM/DCM
functions
Global
Network
Iron and steel products, chemical products, automotive-related businesses, etc. providing stable source of cash flow
07/3 and 08/3
Planned Investment
¥50-100 billion
90 ~140
Net Income
(¥
billion)
3-5 years ahead
76.0 76.0
06/3 07/3
Iron & Steel Products: transfer of SCM model developed in the US to Asia and Europe
Chemical: secure Middle-East supply sources of methanol and others, further develop logistics infrastructure etc.
Automotive-related: geographical expansion of retail financing and dealer businesses

MITSUI & CO., LTD.

TOM
TBS
UNISYS
KIDS STATION
NetMile
aim SERVICES
MKI
NextCom
LinkShare
TELEPARK
QVC
MITSUI
QUINTILES
DUSKIN
mister Donut
SEVEN&i
DOCTOR NET
R3 Healthcare Planning
CORNERSTONE

Copyright(C) Mitsui & Co., Ltd. 2006
Consumer Service Area
Consumer Service Area
07/3 and 08/3
Planned Investment
¥150-200 billion
40
~50
(¥
billion)
• Develop consumer service businesses — seize growth opportunities as Japanese economy recovers
– Lifestyle, Consumer Services and Information, Electronics and Telecommunication business units bundled to form a unified segment
• Create new businesses through convergence of telecommunications and broadcasting
• Respond to social trends—rapid maturation in demography, health consciousness
• Strengthen partnership and actively invest with 7&I, TBS, Duskin, Recruit, etc.
3-5 years ahead
Net Income
31.5
38.0
06/3 07/3
Medical/Health/Senior
Outsourcing
Media/Information
Retail Support
High Value-Added
Integrated Solutions
New Company
(BS digital
broadcasting)

Copyright(C) Mitsui & Co., Ltd. 2006
14.1
13.0
06/3 07/3
Infrastructure Area
Infrastructure Area
• Create a long-term, stable earning base with less sensitivity to commodity price fluctuations
• Selectively invest in quality assets in priority areas such as power generation and water supply
• Leverage Mitsui’s business engineering capabilities to create value chains in mineral resources and energy projects such as oil and gas
07/3 and 08/3
Planned Investment
¥150 billion
20
(¥
billion)
3-5 years ahead
Net Income
Malha Gas Pipeline Project Malha Gas Pipeline Project
Ichihara
(Boomass)
Hibikinada
(Wind)
Wachtendonk
(Wind)
Ichihara
Hibikinada
Wachtendonk
ISAB
(Syngas)
Spanish Hydro
(Hydro)
Derwent
(Gas)
First Hydro
(Hydro)
Hub Power Company (HUBCO)
(Oil)
ISAB
Spanish Hydro
Derwent
First Hydro
Hub Power Company (HUBCO)
Umm Al Nar IWPP
(Gas)
Paiton
(Gas)
Brazos
(Wind)
Umm Al Nar IWPP
Paiton
Brazos
Eco Electrica
(Gas / LNG)
Kwinana
(Gas)
Loy Yang B
(Coal)
Loy Yang A
(Coal)
Tarong North
(Coal)
GTF
(Oil)
:
:
Power
:
Other Infrastructure
:
Power (IPM Eagle’s portfolio)
:
:
Railway Wagons Operating Lease
Gaspart (local gas distribution)
Cabiunas Gas Separation & Pipeline Project
Barracuda & Caratinga Oil Fields
Development Project
EVM Oil Fields Development Project
Altamira LNG Terminal
PEMEX Refinery Waste Water Treatment
Railway Wagons Operating Lease
Railway Locomotives Operating Lease
Saltend
(Gas)
Valladolid
(Gas)
Railway Wagons Operating Lease
Gaspart (local gas distribution)
Cabiunas Gas Separation & Pipeline Project
Barracuda & Caratinga
Development Project
EVM Oil Fields Development Project
Altamira LNG Terminal
PEMEX Refinery Waste Water Treatment
Railway Wagons Operating Lease
Railway Locomotives Operating Lease
Saltend
Valladolid
Gulf Electric
(Gas)
Gulf Electric
Ontario
(Gas)

Copyright(C) Mitsui & Co., Ltd. 2006
Reinforcement of Management Framework to Support Corporate Vision
• Accelerate internal reallocation of human resources based on a review of our business portfolio
• Enhance management around three regional headquarters—Americas, Europe, Asia
• Establish global corporate staff and integrated risk management frameworks
• Enhance corporate governance: Increase external directors from two to three
• Promote CSR-oriented management: Sustained commitment to performing quality work

Copyright(C) Mitsui & Co., Ltd. 2006
3 – 5 years ahead 06/3                   07/3
Compensation to Shareholders
Compensation to Shareholders
300-400
202.4
240
Net Income
ROE
Net DER
Total Assets
Shareholders’ Equity
14.5%
1.69 X
¥8.6 trillion
¥1.7 trillion
Approx. 1.5 X
12-15%
¥10-11 trillion
Net Interest-bearing Debt
¥2.8 trillion
13.5%
1.58 X
¥9.3 trillion
¥1.9 trillion
¥3.0 trillion
EPS
Dividend
Dividend Payout Ratio
¥126
¥24
(¥139)
(¥28)
Maintain Dividend Payout
Ratio at 20% until 08/3
Review of Compensation to Shareholders
(¥ billion)